Exhibit 99.1

$920,000 USD Received by PowerBank in Closing of Term Conversion of Financing for Geddes Project

PowerBank Secures Mini-Perm Financing Following Successful Commissioning of Community Solar Asset

Toronto, Ontario, February 2, 2026 — PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company”), a leader in North American energy infrastructure development and asset ownership, is pleased to announce that is has received $920,00 USD from the closing of the term conversion of the construction loan for the Geddes Project (the “Project”) in upstate New York. The loan was initially announced by PowerBank on June 24, 2024.

PowerBank entered into a loan agreement with Seminole Financial Services, LLC (“Seminole”) for an initial $2,600,000 USD construction to mini-perm loan (the “Loan”) which was used to complete construction of the Geddes Project located in Upstate, New York. This funding structure enables PowerBank to efficiently transition from construction financing to long-term debt to support operations ..

Seminole Financial Services was founded with the goal of financing Renewable Energy and Real Estate projects across the United States. To date, Seminole has directly funded over US$3.5 Billion in capital for Renewable Energy projects, demonstrating their strong commitment to the clean energy transition. Their expertise in renewable energy financing has made them a trusted partner for developers seeking to scale sustainable infrastructure projects.

Under the terms of the Loan, upon the substantial completion of the Project receiving permission to operate, the loan was eligible to be converted into a mini-perm loan subject to the satisfaction of certain customary conditions. The Geddes Project was announced to be fully operational on July 25, 2025 and the conversion to a mini-perm loan has now been completed. As a result of conversion, the principal amount of the Loan is $1,695,000 USD and it has a maturity date of January 20, 2032.

The Geddes Project is now operating as a community solar project. Community solar is a group of solar panels with access to the local electricity grid. Once the panels are turned on and generating electricity, clean energy from the site feeds into the local power grid. Depending on the size and number of panels the project has, dozens or even hundreds of renters and homeowners can save money from the electricity that is generated by the project. By subscribing to a project, a homeowner earns credits on their electric bill every month from their portion of the solar that’s generated by the project, accessing the benefits of solar without installing panels on their home.

There are several risks associated with the operation of the Project and the Loan. If the Company defaults under the terms of the agreement for the Loan, the lender may declare the Loan repayable in full and if the Company is unable to repay, the lender may realize on its security and enforce the guarantee against the Company. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this press release.

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built.

To learn more about PowerBank, please visit www.powerbankcorp.com.

About Seminole Financial Services

Seminole Financial Services, LLC is a specialized renewable energy investment firm providing comprehensive financing solutions for distributed generation and mid-scale solar, wind, and battery storage projects. The company focuses on market segments often underserved by large financial institutions, offering tailored financing solutions designed to support successful project development and long-term deployment. Since 2009, Seminole has provided over $3.5 billion in financing across more than 2+ GW of renewable energy projects, underscoring its commitment to advancing clean energy infrastructure nationwide. Seminole Financial Services, LLC is the operating entity for the six companies that, collectively, comprise The Seminole Companies. For more information, visit www.seminolefs.com or contact Chris Diaz, Co-CEO, at 727-460-0578.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding industry trends and overall market growth; the expectations regarding the power produced from the Project and its operation; the repayment of the Loan; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559

Source: PowerBank Corporation